Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004-1482

Telephone: 212-837-6000

Fax: 212-422-4726

hugheshubbard.com

Gary J. Simon

Chair, Securities and Capital Markets Group

Direct Dial: 212 837-6770

Direct Fax: (212 299-6770

gary.simon@hugheshubbard.com

September 27, 2018

By EDGAR

Securities and Exchange Commission
100 F St., N.E.

Mail Stop 3030
Washington DC 20549

Attention:	Russell Mancuso

Branch Chief

Re:	Glucose Biosensor Systems (Greater China) Holdings, Inc.

Amendment No. 3 to Draft Offering Statement on Form 1-A

Submitted September 11, 2018

CIK No. 001725430

Ladies and Gentlemen:

On behalf of our client, Glucose Biosensor Systems (Greater China) Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comment letter dated September 21, 2018 from the staff regarding the above-captioned offering statement filed by the Company under the Securities Act of 1933. The numbered paragraphs and headings below correspond to the headings and numbers in the comment letter and references below to exhibits and page numbers in the preliminary offering circular mean the exhibits and pages in the third amended Form 1-A filed concurrently herewith (“Amendment No. 3”). For your reference, preceding each response in bold we have reproduced in italics the comment that corresponds thereto.

Offering Circular

1.       Please reconcile the minimum offering disclosed in your offering circular with the revised minimum in section 3 of Exhibit 1.1. Also reconcile the lock-up period mentioned on page 95 with page 14 of Exhibit 1.1.

Response:

1.       The noted inconsistency regarding the minimum offering has been reconciled on pages 2 and 3 of Exhibit 1.1. The foregoing two changes to the minimum offering size are the only changes to the new Exhibit 1.1, which otherwise is identical to the former filing thereof. The reconciliation regarding the lock-up period is as follows: the lock-up period referenced on page 95 in the offering circular relates to the one year lock-up period for directors, officers and 5% holders as set forth in the Form of Lock-up Agreement previously filed as Exhibit 6.6, whereas the lock-up period referenced on page 14 of Exhibit 1.1 relates to the six month lock-up period for the Company.

2.       Please address in your Offering Circular the Terms of Use mentioned in Section 3.10 of Exhibit 6.10. We note for example the arbitration, release, indemnification, jurisdiction and attorneys’ fees provisions. If the provisions of Exhibit 6.10 or the Terms of Use apply to claims under the federal securities laws or if investors will be bound by the provisions, please say so clearly in your offering circular. If any the provisions apply to claims under the federal securities laws and the rules and regulations thereunder, revise to affirmatively state (in both your offering circular and the appropriate exhibit) that, by agreeing to these provisions, investors will not be deemed to have waived their rights under the federal securities laws and the rules and regulations thereunder. In addition: (1) address any question under applicable law as to the enforceability of any of the provisions and whether these provisions would apply to transferees, and (2) provide us your analysis of whether the Terms of Use must be filed per Form 1-A Item 17(3) or otherwise.

Response:

2.       The proposed arrangement with FundAmerica Securities, LLC is no longer in place and Exhibit 6.10 has been deleted from Amendment No. 3. Prime Trust, LLC has consistently been disclosed as the escrow agent in the offering and the form of the Company’s agreement with Prime Trust previously has been filed as Exhibit 8.1. In addition, a superseding arrangement with Prime Trust has been reached and the form of the new agreement with Prime Trust (which remains as escrow agent) has been filed with Amendment No. 3 as a replacement Exhibit 8.1. We have made conforming disclosure to this effect in the offering circular on page 52.

Principal Place of Business, page 79

3.       We note your response to prior comment 3. Expand the disclosure under the section “Principal Place of Business,” on page 79 to clarify, if true, that the company’s “current” principal place of business is in the United States, that currently the company’s officers or managers primarily direct, control and coordinate the company’s activities from the United States and that the company expects its officers or managers primarily to direct, control and coordinate the company’s activities from the Unites States for the foreseeable future. Include in this disclosure an explanation of why the company believes that its officers or managers currently primarily direct, control and coordinate the company’s activities from the United States, as opposed to from Australia, particularly since it appears that Dr. Becker is not currently engaged full time, but instead has for now established an hourly arrangement. Also explain that having a principal place of business in the United States or Canada is a condition to the availability of the Regulation A exemption for the offering pursuant to Rule 251(b)(1) of Regulation A.

Response:

3.       The referenced disclosure has been expanded on page 79 in the offering circular. In addition, note that Dr. Becker is now in fact currently engaged full time as disclosed on page 79 of the offering circular and his written employment agreement is now filed as Exhibit 6.9 to Amendment No. 3.

Security Ownership, page 88

4.       We note your revisions in response to prior comment 4. Please clarify how Dr. Syrmalis has sole voting and dispositive power over the shares held by Life Science Biosensor Diagnostics, given the percentage ownership disclosure you added in the note after the table.

Response:

4.       The referenced footnote explains how Dr. Syrmalis may be deemed to have control over iQnovate Limited, and thus LSBD and thus the Company. Expanded disclosure has been made to identify the Board of Directors of iQnovate as well.

Description of Our Securities, page 90

5.        We note your response to prior comment 5, your deletion of the phrase “wholly owned” from page 7, and your revision on pages 74 and 75 identifying GBS Pty Ltd as your parent and subsidiary. Please tell us the portion of your subsidiaries that you do not own, and the nature of the activities conducted by those subsidiaries. Also tell us how the options mentioned on page F-31 are reflected on page 15; it appears that the securities in the first bullet point reflect only the warrants mentioned on page 43.

Response:

5.        The referenced disclosure regarding ownership of subsidiaries has been updated throughout the offering circular. With respect to the referenced disclosure regarding options and warrants, please note that “warrants” are referred to as “options” in Australia. The options referenced on page F-31 of the offering circular are the same as the warrants referenced on pages 15 and 43 in the offering circular.

Unaudited Consolidated Financial Statements

6.       We note that you present ordinary shares of your consolidated subsidiary, Glucose Biosensor Systems (Greater China) Pty Ltd, on the face of the consolidated statement of stockholders’ equity. Based on your description of these shares, they appear to represent non-controlling interests in your subsidiary. Please appropriately revise the financial statements to present non-controlling interests or explain to us how inclusion of those shares in the parent’s equity conforms to GAAP. Refer to ASC 810-10-45-15 through 45-24 and ASC 810-10-50-1A.

Response:

6.       The requested revisions to the financial statements have been made to present non-controlling interests.

Exhibits

7.       Please reconcile your response to prior comment 1 with exhibit 6.6. Also, tell us the authority on which you rely to not file a complete version of Exhibit 6.10; the version you filed appears to omit Exhibit B.

Response:

7.       Please see the response to comment 1 above regarding Exhibit 6.6. The proposed arrangement with FundAmerica is no longer in place and Exhibit 6.10 has been deleted from Amendment No. 3.

8.       We note the last sentence of your response to prior comment 3. Please provide us your analysis of whether information made available through the “Why Invest” page of the iqbiosensor website must be filed per Form 1-A Item 17(13).

Response:

8.       Although the referenced website page was not utilized in connection with this offering and the Company believes that the contents thereof are substantively the same as the contents of the offering circular, the website has been filed as Testing the Waters material as a new Exhibit 13.1 to Amendment No. 3.

9.       Please address prior comment 8 as it applies to the provisions mentioned in that comment that remain in Exhibit 4.1.

Response:

9.       The referenced disclosure has been made on page 56 in the offering circular.

* * * * *

Acknowledgements

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Gary J. Simon

Gary J. Simon

cc:	Harry Simeonidis

Dr. Jean-Claude Becker